Exhibit 99.4

Globe Enhances Customer Experience by Giving Customers a Real
Voice with NICE Solution

Adopting NICE Total Voice of the Customer, Globe anchors its customer experience decisions in real-world data, collected and analyzed when it counts

Paramus, New Jersey, September 8, 2016 – NICE (Nasdaq: NICE) today announced that Globe Telecom, the leading mobile brand in the Philippines, is the first telecommunications company in the nation to implement the NICE Total Voice of the Customer (TVOC) solution. Globe, which made customer satisfaction a keystone of its revitalized corporate strategy, has steadily improved on its customer experience capabilities.

Deployed across seven of the company’s customer-facing touchpoints (including the contact center, retail centers, self-service points, outbound calls, and more), NICE TVOC combines instant solicited feedback with sophisticated interaction analytics for deep insight into the drivers of customer satisfaction. This improved visibility into the customer journey has given Globe the ability to take immediate action for recovery, when necessary, as well as to identify best practices to be shared with all service representatives.

As part of the company’s strategy of putting the customer first, insights from the TVOC solution are being used to bring company services in line with customer expectations. TVOC is the latest addition to the portfolio of NICE enterprise solutions Globe has implemented for comprehensive and effective service, including applications for workforce management, interaction analytics and quality optimization.

Rebecca Eclipse, Chief Customer Experience Officer at Globe Telecom
“Globe chose to partner with NICE as part of our commitment to provide superior customer experience. Seeing that telco is a very dynamic space to be in, it is important for us get as much insight as we can about our customers so we can engage them at their ‘moment of truth’ and deliver real impact. Eventually, this will be our competitive edge, as we can quickly identify opportunities to better serve our customers and immediately take action.”

Raghav Sahgal, President, NICE APAC
“We are proud to be partnering with Globe Telecom as it continues its journey to creating a perfect customer experience. Using the NICE Total Voice of the Customer solution, Globe is on a strong path to bolstering its engagement with both employees and customers in order to improve its customer experience leadership and achieve significant business impact.”

About Globe Telecom
Globe Telecom is a leading full service telecommunications company in the Philippines, serving the needs of consumers and businesses across an entire suite of products and services including mobile, fixed, broadband, data connections, internet and managed services. Its principals are Ayala Corporation and Singtel who are acknowledged industry leaders in the country and in the region. For more information, visit www.globe.com.ph. Follow Globe on Twitter: http://twitter.com/talk2Globe and Facebook: http://facebook.com/GlobePH.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.